UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreements

On July 10, 2026, Baosheng Media Group Holdings Limited, a company formed under the laws of the Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with High West Partners LLC (the “Investor”), under which, subject to the terms and conditions set forth therein, the Company may sell and issue, in its sole discretion, up to US$30,000,000 of the Company’s ordinary shares, par value US$0.0096 per share (the “Ordinary Shares”), to the Investor from time to time until the Maturity Date specified in the Purchase Agreement. In connection with the Purchase Agreement, the parties also entered into a registration rights agreement (the “Registration Rights Agreement”).

Pursuant to the Purchase Agreement, the Company agreed to file a prospectus supplement with the U.S. Securities and Exchange Commission, registering and covering the offering and sale of the Ordinary Shares issued under the Purchase Agreement as well as the Commitment Shares.

The purchase price per Ordinary Share for each purchase under the Purchase Agreement will be determined as follows for the various categories of purchases contemplated by the Purchase Agreement: (i) for a “Predetermined Purchase”, 85% of the lowest daily volume weighted average price (“VWAP”) of the Ordinary Shares on the Nasdaq Capital Market over the five consecutive trading days ending on the applicable notice date; (ii) for a “VWAP Purchase”, 97% of the lowest daily VWAP over the three consecutive trading days beginning on the applicable notice date; and (iii) for a “Single Day Purchase”, the average of the three lowest traded prices of the Ordinary Shares on the applicable purchase date.

The Company may elect to terminate the Purchase Agreement at any time, without cost or penalty, subject to the terms of the Purchase Agreement. The Investor has agreed that neither it nor any of its agents, representatives or affiliates shall engage in or effect any direct or indirect short-selling or hedging of the Ordinary Shares during any time prior to the termination of the Purchase Agreement.

The Company’s net proceeds under the Purchase Agreement will depend on the frequency of sales and the number of shares sold to the Investor and the prices at which the Company sells shares to the Investor. The Company expects that any net proceeds it receives from such sales will be used for general corporate purposes, including working capital.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, which are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Incorporation by Reference

This report, including Exhibits 10.1, Exhibit 10.2 and Exhibit 23.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-273720) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated July 10, 2026, between Baosheng Media Group Holdings Limited and High West Partners LLC
10.2	Registration Rights Agreement, dated July 10, 2026, between Baosheng Media Group Holdings Limited and High West Partners LLC
23.1	Consent of GGF CPA LTD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	July 13, 2026